Exhibit 99.1

Intec Pharma to Participate at Upcoming Investment Conferences

JERUSALEM (September 20, 2018) – Intec Pharma Ltd. (NASDAQ: NTEC) (“Intec” or “the Company”) today announces that Company management will participate at the following upcoming investment conferences.

Oppenheimer 2018 Fall Summit - Focused on Specialty Pharma and Rare Disease

Date: September 26-27, 2018

Location: Langham Hotel, New York City

Presenter: Jeffrey A. Meckler, Vice Chairman and Chief Executive Officer of Intec Pharma

Format: One-on-One Investor Meetings

Ladenburg Thalmann 2018 Healthcare Conference

Date: October 2, 2018

Company Presentation: 2:00 pm Eastern time

Location: Sofitel, New York City

Presenter: Walt A. Linscott, Chief Business Officer of Intec Pharma

Format: Corporate presentation and One-on-One Investor Meetings

Mr. Linscott’s presentation will be webcast live and will be accessible through the Events section of Intec Pharma’s website at www.intecpharma.com, where it will also be archived for a period of time.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is in late-stage Phase 3 development for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our limited operating history and history of operating losses, our ability to continue as a going concern, our ability to obtain additional financing, our ability to successfully operate our business or execute our business plan, the timing and cost of our clinical trials, the completion and receiving favorable results in our clinical trials, our ability to obtain and maintain regulatory approval of our product candidates, our ability to protect and maintain our intellectual property and licensing arrangements, our ability to develop, manufacture and commercialize our product candidates, the risk of product liability claims, the availability of reimbursement, and the influence of extensive and costly government regulation. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in our most recent Annual Report on Form 20-F filed with the SEC on March 9, 2018, and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Intec Pharma Investor Contact:

Anne Marie Fields

VP-Corporate Communications & Investor Relations

646-200-8808

amf@intec-us.com

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